August 18, 2008

VIA EDGAR AND FEDEX

Securities and Exchange Commission
Division of Corporation Finance
Station Place
100 F Street, N.E.
Washington, DC 20549
Attn: Edwin Kim

Re:	Yuhe International, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed May 12, 2008
File No. 333-150836

Dear Mr. Kim:

On behalf of Yuhe International, Inc. (the “Company”), we are responding to the letter from the Staff of the Securities and Exchange Commission (the “Commission”) dated July 28, 2008 commenting on Amendment No. 1 to the Registration Statement on Form S-1 filed on July 10, 2008 (the “Amendment No. 1”).

We have provided four courtesy copies of Amendment No. 2 to the Registration Statement on Form S-1 (the “Amendment No. 2”), clean and marked to show changes from Amendment No. 1, along with this response letter for your review. For your convenience, we have repeated each comment from the Staff’s July 28, 2008 letter immediately prior to our responses below. For your convenience, we pointed out the page numbers of Amendment No. 2 where the revisions appear. The page numbers are the page numbers of the document as filed in EDGAR.

General

1.
We note your response to prior comment 14. Please revise the cover page to delete the reference to the $7.36 ask price and instead disclose the price of the last actual market trade, and the date of such trade. It appears that the most recent trade was on April 4, 2008 at between $0.45 and $0.60.

The Company notes the Staff’s comment and advises that the price of the last actual market trade was US$8.00 on July 10, 2008.

The Company respectfully advises the Staff that the reference to the $7.36 ask price has been deleted and changes have been made on the prospectus cover page and other pages 4, 13 and 15 of Amendment No. 2:-

On the prospectus cover page:-

“The common stock is traded in the over-the-counter market and prices are quoted on the Over-The-Counter Bulletin Board under the symbol “YUII.OB. The most recent market trade occurred on July 10, 2008 at the price of $8.00 per share.”

On page 4:-

“…The most recent market trade occurred on July 10, 2008 at the price of $8.00 per share, while the price we sold our shares in the private placement on March 12, 2008 was $3.09 per share, post-split. …”

On page 13:-

“…The most recent market trade occurred on July 10, 2008 at the price of $8.00 per share, while the price we sold our shares in the private placement on March 12, 2008 was $3.09 per share, post-split. …”

On page 15:

“The most recent market trade of our common stock occurred on July 10, 2008 at the price of $8.00 per share.”

2.	We note your response to prior comment 73. Please advise us if the registration statement is intended to cover transfers of the escrow shares or shares held by the 25 investors.

The Company notes the Staff’s comment and advises that while the registration statement covers the sale of shares purchased by the 25 investors, it does not cover transfers of the escrow shares. The Company respectfully submits that the total number of shares covered by the registration statement represents the sum of (i) 6,800,518 post-split shares purchased by the 25 private placement investors from the Company in the amount of US$18 million and from Mr. Yamamoto in the amount of US$3 million on March 12, 2008 for US$21 million, (ii) 951,996 post-split shares held by Halter Financial, and (iii) 119,001 post-split shares held by the existing shareholders of our Company holding restricted securities before the reverse merger, which gives a total of 7,871,515 shares.

The Company respectfully advises the Staff that changes have been made on page 56 of Amendment No. 2:-

“DESCRIPTION OF CAPITAL STOCK

DESCRIPTION OF CAPITAL STOCK

As of August 15, 2008, our authorized capital stock consisted of 500 million shares of common stock, par value $0.001 per share. As of August 15, 2008, an aggregate of 15,543,330 shares of common stock were outstanding. There are outstanding warrants to acquire 476,014 shares of common stock, exercisable at any time after 6 months from March 12, 2008. There are no shares of preferred stock outstanding. A description of the material terms and provisions of our articles of incorporation and bylaws affecting the rights of holders of our capital stock is set forth below. The description is intended as a summary, and is qualified in its entirety by reference to the form of articles of incorporation and the form of our bylaws that are filed with this prospectus.

While the registration statement covers the sale of shares purchased by the 25 investors, it does not cover transfers of the escrow shares. The total number of shares covered by the registration statement represents the sum of (i) 6,800,518 post-split shares purchased by the 25 private placement investors from us in the amount of US$18 million and from Mr. Yamamoto in the amount of US$3 million on March 12, 2008 for US$21 million, (ii) 951,996 post-split shares held by Halter Financial, and (iii) 119,001 post-split shares held by the existing shareholders of the Company holding restricted securities before the reverse merger, which gives a total of 7,871,515 shares.”

3.
We note your response to comment two of our letter dated June 11, 2008 includes a reference to Yuhe Food Group Co., Ltd. Please clarify the relationship of Yuhe Food Group Co., Ltd., with the registrant.

The Company notes the Staff’s comment and advises that there is no longer any connection between Yuhe Food Group Co., Ltd. and the registrant, except that Gao Zhentao, chief executive officer of the registrant, and his brother Gao Zhenbo, are shareholders and directors of Yuhe Food Group Co., Ltd and two of three members of the supervisory board of PRC Yuhe, Zheng Chaoyang is an Administrative Department officer of Yuhe Group and Zhang Lishun is an Administrative Department officer of Yuhe Group .

The Company respectfully advises the Staff that changes have been made on page 31 of Amendment No. 2:-

“Bright Stand entered into a share transfer agreement with all the existing shareholders of PRC Yuhe on October 18, 2007 to acquire all the equity of PRC Yuhe with cash consideration equal to the appraised fair market value of PRC Yuhe in the amount of RMB 81,450,000, or $11,306,522. The sellers of PRC Yuhe included Yuhe Group, Mr. Gao Zhentao and Mr. Gao Zhenbo. Bright Stand obtained the approval from the Shandong Province counterpart of the Ministry of Commerce for this transaction on November 9, 2007, and the acquisition closed on January 31, 2008. There is no longer any connection between the Company and Yuhe Group, except that Gao Zhentao, our chief executive officer and, his brother Gao Zhenbo, are shareholders and directors of Yuhe Group. Sun Haoguo does not have any relationship with Yuhe Group and two of three members of the Supervisory Board of PRC Yuhe, Zheng Chaoyang is an Administrative Department officer of Yuhe Group and Zhang Lishun is an Administrative Department officer of Yuhe Group.”

4.
We note your response to comment three of our letter dated June 11, 2008 identifies three members of PRC Yuhe’s Supervisory Board, Zhang Jinhua, Zheng Chaoyang, and Zhang Lishun. Please add a description of each of their respective business backgrounds and clarify their relationships with Yuhe. Also, please disclose their respective terms of service and compensation, if any.

The Company notes the Staff’s comment and advises the business background of Zhang Jinhua, Zheng Chaoyang and Zhang Lishun and their relationship with Yuhe as follows :-

(a) Zhang Jinhua

Mr. Zhang graduated from Shandong Light Industrial University with a professional degree in economics and business administration in July 1999. Mr. Zhang has been the Chairman of the Supervisory Board of PRC Yuhe since November 2007 and secretary to the board of directors of the Company since March 2008. Mr. Zhang is receiving a monthly salary of RMB 8,000.00 for his services as secretary to the Company’s board of directors. Mr. Zhang does not receive any salary for being a member of the Supervisory Board.

Prior to joining the Company, Mr. Zhang was a factory supervisor and branch factory general manager of Shandong Lorain Foodstuff (Group) Co., Ltd. from March 2003 to June 2007 and was a Development Planning Department manager of Yuhe Group from July 2007 to March 2008. Mr. Zhang was receiving a monthly salary of RMB 1,800.00 for his services as a Development Planning Department manager.

(b) Zheng Chaoyang

Mr. Zheng is currently an Administrative Department officer of Yuhe Group and has held those positions since July 2007. Prior to joining Yuhe Group in July 1997, Mr. Zheng was a sole proprietor engaging in the retail business from 1985 to 1997. Mr. Zheng is receiving a monthly salary of RMB 1,700.00 for his services as an Administrative Department officer. Mr. Zhang does not receive any salary for being a member of the Supervisory Board.

(c) Zhang Lishun

Mr. Zhang is a university graduate and a senior political worker. Mr. Zhang is currently an Administrative Department officer of Yuhe Group and has held those positions since February 2004. Prior to joining Yuhe Group in February 2004, Mr. Zhang was the chief officer at the security section of Shandong Hailong Holdings Limited from July 1985 to February 2004. Mr. Zhang is receiving a monthly salary of RMB 1,500.00 for his services as an Administrative Department officer. Mr. Zhang does not receive any salary for being a member of the Supervisory Board.

The Company respectfully advises the Staff that changes have been made on pages 43 and 44 of Amendment No. 2:-

“(ii) Supervisory Board.

All the members of the Supervisory Board are nominated and appointed by the Shareholder Congress and serve for a term of three years. The current members of the Supervisory Board of PRC Yuhe are Zhang Jinhua, Zheng Chaoyang and Zhang Lishun, and their business background and relationships with Yuhe are as follows :-

(a) Zhang Jinhua

Mr. Zhang graduated from Shandong Light Industrial University with a professional degree in economics and business administration in July 1999. Mr. Zhang has been the Chairman of the Supervisory Board of PRC Yuhe since November 2007 and secretary to our board of directors since March 2008. Mr. Zhang is receiving a monthly salary of RMB 8,000.00 for his services as secretary to the Company’s board of directors. Mr. Zhang does not receive any salary for being a member of the Supervisory Board.

Prior to joining the Company, Mr. Zhang was a factory supervisor and branch factory general manager of Shandong Lorain Foodstuff (Group) Co., Ltd. from March 2003 to June 2007 and was a Development Planning Department manager of Yuhe Group from July 2007 to March 2008. Mr. Zhang was receiving a monthly salary of RMB 1,800.00 for his services as a Development Planning Department manager.

(b) Zheng Chaoyang

Mr. Zheng is currently an Administrative Department officer of Yuhe Group and has held those positions since July 2007. Prior to joining Yuhe Group in July 1997, Mr. Zheng was a sole proprietor engaging in the retail business from 1985 to 1997. Mr. Zheng is receiving a monthly salary of RMB 1,700.00 for his services as an Administrative Department officer. Mr. Zhang does not receive any salary for being a member of the Supervisory Board.

(c) Zhang Lishun

Mr. Zhang is a university graduate and a senior political worker. Mr. Zhang is currently an Administrative Department officer of Yuhe Group and has held those positions since February 2004. Prior to joining Yuhe Group in February 2004, Mr. Zhang was the chief officer at the security section of Shandong Hailong Holdings Limited from July 1985 to February 2004. Mr. Zhang is receiving a monthly salary of RMB 1,500.00 for his services as an Administrative Department officer. Mr. Zhang does not receive any salary for being a member of the Supervisory Board.

Management Discussion and Analysis, page 19

Overview, page 19

5.	Revise the last sentence in your Overview to indicate that all historical information prior to March 12, 2008 refers to PRC Yuhe, which includes the accounts of Taihong.

The Company notes the Staff’s comment and advises that changes have been made on page 16 of Amendment No. 2 to indicate that all historical information prior to March 12, 2008 refers to PRC Yuhe, which includes the accounts of Taihong:-

“Unless otherwise noted, all historical financial information prior to March 12, 2008 refers to PRC Yuhe, which includes the accounts of Taihong.”

Results of Operations – Comparison of three months period ended March 31 in 2008 and 2007, page 19

6.
We note that you discuss and analyze the pro forma results of operations for the three months ended March 31, 2008 and 2007. Please explain how the pro forma presentations were derived and any potential risks associated with using such a presentation. Provide the complete pro forma statement of operations for the three months ended March 31, 2007 that describes how the pro forma amounts were derived, and provide a cross-reference to where you present the pro forma financial statements for the three months ended March 31, 2008.

The Company notes the Staff’s comment and advises as follows:-

With respect to the pro forma financial statements for the three months ended March 31, 2007, they were derived from the results of Weifang Yuhe Poultry Co., Limited, or PRC Yuhe, for the three months ended March 31, 2007.

With respect to the pro forma financial statements for March 31, 2008, they were derived from the results of PRC Yuhe for the period from January 1, 2008 to January 31, 2008, before acquisition, and the results of the Company for the period from February 1, 2008 to March 31, 2008 which included the results of the Company, Bright Stand and PRC Yuhe .

The Company respectively advises the Staff that the following description has been added on page F-65 of Amendment 2 to explain the potential risk associated with using the pro forma financial information:-

“The unaudited pro forma consolidated statements of operations reflect the results of operations of the Company had the merger occurred on January 1, 2007. The pro forma consolidated statements of operations were prepared as if the transactions were consummated on January 1, 2007. These pro forma consolidated statements of operations have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which actually would have resulted had the transaction occurred on the date indicated and are not necessarily indicative of the results that may be expected in the future.”

As the Company has already filed its quarterly report on Form 10-Q for the period ended June 30, 2008, the Company has provided the complete pro forma statements of operations for the six months ended June 30, 2008 and 2007 with the description of how the pro forma amounts were derived on pages F-64 to F-67 of Amendment No. 2.:-

On page F-65-:

“On March 12, 2008, Yuhe International, Inc. entered into a Share Exchange Agreement with Bright Stand International Limited. and its stockholders, pursuant to which Yuhe International, Inc. acquired all of the issued and outstanding capital stock of Bright Stand International Limited. in exchange for a total of 8,626,318 shares of our common stock, constituting 56% shares of Yuhe International, Inc. issued and outstanding common stock at the time of the merger agreement, $0.001 par value per share.

Yuhe International, Inc. expects to complete the acquisition of Bright Stand International Limited, pursuant to the Merger Agreement, in March 2008. The acquisition will be accounted for as a reverse merger effected by a share exchange, wherein Bright Stand International Limited. is considered the acquirer for accounting and financial reporting purposes.

The unaudited pro forma consolidated statements of operations reflect the results of operations of the Company had the merger occurred on January 1, 2007. The pro forma consolidated statements of operations were prepared as if the transactions were consummated on January 1, 2007. These pro forma consolidated statements of operations have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which actually would have resulted had the transaction occurred on the date indicated and are not necessarily indicative of the results that may be expected in the future.

Due to the fact that there was no any trading and shareholding relationship between Yuhe International, Inc. with Bright Stand International Limited. before the share exchange, in the opinion of management, no pro forma adjustment directly attributable to the share exchange contemplated by the Agreement is to be made to the unaudited pro forma consolidated statements of operations of Yuhe International, Inc.”

7.
Please reconcile for us the pro forma amounts for the three months ended March 31, 2008 presented in the table on page 19 with the amounts presented in your pro forma financial statements on page F-104.

The Company notes the Staff’s comment and respectfully advises the Staff that the Company has filed its quarterly report on Form 10-Q for the period ended June 30, 2008 on August 14, 2008. The Company has reconciled the table in the Results of Operations section for the six months ended June 30, 2008 with the amounts presented in the pro forma financial statements instead on page 16 of Amendment No. 2:-

“Results of Operations – Comparison of six months period ended June 30 in 2008 and 2007

We have consolidated the results of PRC Yuhe and Taihong into our Consolidated Financial Statements from February 1, 2008 to June 30, 2008. For comparison purposes, we have provided a Pro forma Consolidated Statement of Operations for the six months ended June 30, 2008 and 2007 to provide comparable presentation to our reported results for the six months ended June 30, 2008 and 2007. We believe that providing this financial information as if we had consolidated PRC Yuhe and Taihong may assist investors in assessing historical performance between periods.

All amounts, other than percentage, in U.S. dollars

		As a percentage of net revenues			Increase/ (Decrease) Dollar ($)	Increase/ (Decrease) Percentage
	For the six months ended June 30 2008	For the six months ended June 30 2008	For the six months ended June 30 2008	For the six months ended June 30 2007	For the six months ended June 30 2008	For the three months ended June 30 2007
	(As reported)		(Pro forma)	(Pro forma)
Sales revenue	6,708,482	100.00%	8,199,811	6,037,317	2,162,494	35.82%
Costs of goods sold	4,643,247	69.21%	5,980,685	4,996,348	984,337	19.70%
Gross profit	2,065,235	30.79%	2,219,126	1,040,969	1,178,157	113.18%
Selling expenses	144,831	2.16%	173,828	154,560	19,268	12.47%
General and administrative expenses	719,211	10.72%	841,625	521,399	320,226	61.42%
Bad debts recovery	86,915	1.30%	306,808	-	306,808	-
Operating income	1,288,108	19.20%	1,510,481	365,010	1,145,471	313.82%
Interest income	4,455	0.07%	4,460	251	4,209	1677.48%
Other income	99,562	1.49%	105,166	17,987	87,179	484.69%
Interest expenses	443,120	6.61%	529,287	522,533	6,754	1.29%
Other expenses	56,342	0.84%	56,623	52,822	3,801	7.20%
Income taxes	-	0.00%	-	-	-
Net income (loss)	892,663	13.31%	1,034,197	(192,107)	1,226,304	-638.34%

Obligations under Material Contracts, page 23

8.
We note on page F-26 that you are obligated for loans payable and amounts due to related parties. We further note from your response to comment 25 of our letter dated June 11, 2008 that you have excluded amounts due to related parties because no contracts were signed. We do not believe that a contract must be signed for an obligation to be contractual. Please confirm to us that you are obligated to repay the amounts due to related parties and loans payable, and if so, include them in your table of contractual obligations. You may describe in a footnote to the table the fact that obligations do not have a fixed due date and the basis for when you expect to repay the obligations. Make similar revisions to the table presented on page 30.

The Company notes the Staff’s comment and advises that the Company is obligated to repay the amounts due to related parties and loans payable. The Company respectfully advises that changes have been made to include the amounts due to related parties and loans payable in the table of contractual obligations. The Company further submits that footnotes under the table have been revised to show that the obligations do not have fixed due dates.

The Company respectfully advises that changes have been made on page 20 of Amendment No. 2:-

“Obligations Under Material Contracts

Below is a table setting forth our material contractual obligations as of June 30, 2008:

	Payment due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	$10,739,544	$5,748,130	$4,991,414	-	-
Due to Related Companies*	$517,400	$517,400	-	-	-
Loan Payable*	$1,096,820	$1,096,820	-
Operating Lease Obligations	$2,035,266	$76,305	$293,264	$161,740	$1,503,957
Capital Lease Obligations	-	-	-	-	-
Purchase Obligations	$10,492,701	$10,492,701	-	-	-
Other Long-Term Liabilities Reflected on the Registrant’s Balance Sheet under GAAP	-	-	-	-	-
Total	$24,881,731	$17,931,356	$5,284,678	$161,740	$1,503,957

Other than the contractual loan, due to related companies, loan payable, operating lease obligations and purchase obligations set forth above, we did not have any other long-term debt obligations, capital commitments, or other long-term liabilities as of June 30, 2008.

* The amounts due to related companies and loan payable are unsecured, interest free and have no fixed repayment date and the lenders do have the right to demand repayment in full at any time . These loans are used for working capital purposes.”

9.
We note your responses to comments 13, 23 and 74 of our letter dated June 11, 2008. It appears that the revised risk factors, disclosure on pages 23 and 29, and several exhibits do not address whether the company’s debt and contractual obligations have material covenants, conditions, or restrictions. We also note that the feed purchase contract filed as exhibit 10.21 does not include pricing or other terms. See Rule 306 of Regulation S-T. Please revise accordingly.

The Company notes the Staff’s comment and advises that:-

With respect to the Company’s debt and contractual obligations, the Company advises that there are no material covenants, conditions or restrictions on the loans from (i) Nansun Rural Credit, (ii) Shuangyang Rural Credit, (iii) Hanting Kaiyuan Rural Credit Cooperative, and (iv) Hanting Rural Credit Cooperative.

The Company respectfully advises the Staff that changes have been made on pages 20 and 28 of Amendment No. 2:-

On page 20:-

“Loans from Nansun Rural Credit.

PRC Yuhe entered into four loan agreements with Nansun Rural Credit on November 28 2005, March 14, 2007, May 17, 2007 and December 10, 2007. Interest rates for the loan agreements range from 7.68% to 8.76% per annum. Nansun Rural Credit also provided four loans to Taihong from November 28, 2005 to December 5, 2007 at interest rates ranging from 9.22% to 10.51% per annum. Loans from Nansun Rural Credit had a total outstanding principal balance of $8,731,337 as of June 30, 2008. PRC Yuhe and Taihong are obligated under these loan agreements to pay interest monthly and repay the loans on their maturity dates from November 28, 2008 to May 17, 2010. The loans are used for financing of working capital. All loans are secured by the land use right and building of PRC Yuhe and Taihong with a net book value of $12,337,750 as of June 30, 2008. There are no material covenants, conditions or restrictions in PRC Yuhe’s loan agreements with Nansun Rural Credit.

Loan from Shuangyang Rural Credit.

On May 12, 2007, Taihong entered into a loan agreement with Shuangyang Rural Credit. Pursuant to such loan agreement, Shuangyang Rural Credit loaned Taihong $945,895 at an interest rate of 8.76% per annum on all outstanding principal. Taihong is obligated under such loan agreement to pay interest monthly and repay the loan on its maturity date, October 12, 2008. We use the loan to finance the purchase of raw materials. The loan is secured by the plant and equipment of Taihong with a net book value of $1,180,271 as of June 30, 2008. There are no material covenants, conditions or restrictions in Taihong’s loan agreements with Shuangyang Rural Credit.

Loan from Hanting Kaiyuan Rural Credit Cooperative.

On July 1, 2007, PRC Yuhe entered into a loan agreement with Hanting Kaiyuan Rural Credit Cooperative. Pursuant to the loan agreement, Hanting Kaiyuan Rural Credit Cooperative loaned PRC Yuhe $1,062,313 at an interest rate of 9.248% per annum. PRC Yuhe is obligated under such loan agreement to pay interest monthly and repay the loan on its maturity date, January 1, 2009. PRC Yuhe uses the loan to finance the purchase of raw materials. The loan is secured by the plant and equipment of PRC Yuhe with a net book value of $1,362,080 as of June 30, 2008. There are no material covenants, conditions or restrictions in PRC Yuhe’s loan agreements with Hanting Kaiyuan Rural Credit Cooperative.”

On page 27:-

“Loans from Nansun Rural Credit.

PRC Yuhe entered into three loan agreements with Nansun Rural Credit on November 28 2005, May 17, 2007 and March 23, 2007. Interest rates for the loan agreements range from 9.22% to 10.51% per annum. Nansun Rural Credit also provided four loans to Taihong from November 28, 2005 to December 5, 2007 at interest rates ranging from 9.22% to 10.51% per annum. Loans from Nansun Rural Credit totaled $8,203,333 as of December 31, 2007. PRC Yuhe and Taihong are obligated under these loan agreements to pay interest monthly and repay the loans on their maturity dates from November 28, 2008 to May 17, 2010. The loans are used for financing of working capital. All loans are secured by the land use right and building of PRC Yuhe and Taihong with a net book value of $11,842,626 at December 31, 2007. There are no material covenants, conditions or restrictions in PRC Yuhe’s loan agreements with Nansun Rural Credit.

Loan from Shuangyang Rural Credit.

On May 12, 2007, Taihong entered into a loan agreement with Shuangyang Rural Credit. Pursuant to such loan agreement, Shuangyang Rural Credit loaned Taihong $888,694 at an interest rate of 9.33% per annum on all outstanding principal. Taihong is obligated under such loan agreement to pay interest monthly and repay the loan on its maturity date, October 12, 2008. We use the loan to finance the purchase of raw materials. The loan is secured by the plant and equipment of Taihong with a net book value of $1,223,611 at December 31, 2007. There are no material covenants, conditions or restrictions in Taihong’s loan agreements with Shuangyang Rural Credit.

Loan from Hanting Kaiyuan Rural Credit Cooperative.

On July 1, 2007, PRC Yuhe entered into a loan agreement with Hanting Kaiyuan Rural Credit Cooperative. Pursuant to the loan agreement, Hanting Kaiyuan Rural Credit Cooperative loaned PRC Yuhe $874,555 at an interest rate of 11.088% per annum. PRC Yuhe is obligated under such loan agreement to pay interest monthly and repay the loan on its maturity date, January 1, 2009. PRC Yuhe uses the loan to finance the purchase of raw materials. The loan is secured by the plant and equipment of PRC Yuhe with a net book value of $1,407,683 at December 31, 2007. There are no material covenants, conditions or restrictions in PRC Yuhe’s loan agreements with Hanting Kaiyuan Rural Credit Cooperative.

Loan from Hanting Rural Credit Cooperative.

On November 10, 2006, PRC Yuhe entered into a loan agreement with Hanting Rural Credit Cooperative, for a loan in the principal amount of $396,962. The interest rate for this loan is 8.19% per annum and the loan has a maturity date of November 8, 2009. PRC Yuhe uses the loan to finance working capital. There is no collateral requirement for this loan. There are no material covenants, conditions or restrictions in PRC Yuhe’s loan agreements with Hanting Rural Credit Cooperative.”

The Company respectfully advises the Staff that new documents were filed as Exhibits 10.20, 10.23, 10.24 and 10.25.

With respect to the feed purchase contract filed as Exhibit 10.21 to Amendment No. 1, the Company advises that Taihong and PRC Yuhe entered into a supplementary feed purchase contract dated as of August 5, 2008, pursuant to which, PRC Yuhe agreed to purchase from Taihong certain amount of feed from August 1, 2008 to December 31, 2008 at about RMB 2,795.00 per ton. Subject to the agreement of PRC Yuhe and Taihong, the purchase price could be adjusted according to market conditions from time to time.

The Company further submits that in summary, Taihong supplied feed to PRC Yuhe at RMB 1,829.00 per ton from January 1, 2006 to December 31, 2006, at RMB 2,141.00 per ton from January 1, 2007 to December 31, 2007 and at RMB 2,588.00 per ton from January 1, 2008 to July 31, 2008.

The Company respectfully advises the Staff that a Supplemental Feed Purchase Agreement dated as of August 5, 2008 has been filed as Exhibit 10.31 to this Amendment No. 2 and that the Supplemental Feed Purchase Agreement does contain pricing and other terms.

Results of Operations – Comparison of year ended December 31 in 2007 and 2006, page 23

10.
We note in the last risk factor on page 6 that you cite significant increases in the unit price of corn and soybean. Please tell us why you did not address the significant increases in the commodity prices when analyzing your cost of revenues for the periods presented.

The Company notes the Staff's comment and advises that the Company’s cost of revenues decreased by $1.98 million, or 12.79%, to $13.50 million for the year ended December 31, 2007 from $15.48 million for the year ended December 31, 2006. The decrease is attributable to a decrease of 10.9% in the number of breeder stock sold in 2007 compared to 2006. In addition, unit cost fell by 6%, from RMB 2.52 per breeder stock in 2006 to RMB 2.36 in 2007. Overall unit cost decreased despite increases in the feed price due to insignificant impact of the 20% increase within certain components of feed cost, which accounted for 50% of total unit cost. The feed cost is composed of 62% of corn cost, 20% of soybean cost and 18% of other ingredients. The average unit cost of corn was RMB 1.64 in 2007 and RMB 1.35 in 2006, an increase of 21%. The average unit cost of soybean was RMB 2.84 in 2007 and RMB 2.37 in 2006, an increase of 20%. The other 50% of total unit cost comprised of cost of breeder stock and allocation of overhead cost. Overall decreases in these costs from 2006 to 2007 more than offset increases in feed costs per unit.

The Company further advises that as a percentage of net revenues, the cost of revenues decreased by 44.91%, from 106.08% for the year ended December 31, 2006 to 61.17% for the year ended December 31, 2007. The decrease in cost of revenues as a percentage of net revenues was mainly due to an increase in average selling price while the unit cost remained consistent. Since the third generation breeder stock is imported and the import volume is closely controlled by the PRC government, the Company expects that the price of parent breeding stocks will increase slightly in the coming year, compared to the current price of breeding stocks. Since the breeding stocks account for only approximately 7% of cost per day old broiler, the slight increase in breeding stocks price has little effect on the cost of revenues in the near future.

The Company respectfully advises the Staff that discussion on increases in the unit price of corn and soybean has been added to the Company's analysis of cost of revenues for the years ended December 31, 2007 and 2006, on pages 23 and 24 of Amendment No. 2:-

“Cost of revenues. Our cost of revenues decreased by $1.98 million, or 12.79%, to $13.50 million for the year ended December 31, 2007 from $15.48 million for the year ended December 31, 2006. The decrease is attributable to a decrease of 10.9% in the number of breeder stock sold in 2007 compared to 2006. In addition, unit cost fell by 6%, from RMB 2.52 per breeder stock in 2006 to RMB 2.36 in 2007. Overall unit cost decreased despite increases in the feed price is due to insignificant impact of the 20% increase within certain components of feed cost, which accounted for 50% of total unit cost. The feed cost is composed of 62% of corn cost, 20% of soybean cost and 18% of other ingredients. The average unit cost of corn was RMB 1.64 in 2007 and RMB 1.35 in 2006, an increase of 21%. The average unit cost of soybean was RMB 2.84 in 2007 and RMB 2.37 in 2006, an increase of 20%. The other 50% of total unit cost comprised of cost of breeder stock and allocation of overhead cost. Overall decreases in these costs from 2006 to 2007 more than offset increases in feed costs per unit.

As a percentage of net revenues, the cost of revenues decreased by 44.91%, from 106.08% for the year ended December 31, 2006 to 61.17% for the year ended December 31, 2007. The decrease in cost of revenues as a percentage of net revenues was mainly due to an increase in average selling price while the unit cost remained fairly consistent. Since the third generation breeder stock is imported and the import volume is closely controlled by the PRC government, we expect that the price of parent breeding stocks will increase slightly in the coming year, compared to the current price of breeding stocks. Since the breeding stocks account for only approximately 7% of cost per day old broiler, the slight increase in breeding stocks price has little effect on the cost of revenues in the near future.”

Business, page 32

11.
We note your responses to comments 27 and 28 of our letter dated June 11, 2008. You disclose that the $425,000 payment to First Growth was based on the business prospects of First Growth and the perceived value of a control position in similar companies. First Growth, however, had limited business prospects, as it was an inactive shell company. Please clarify if the acquirers of the 87.5% stake in First Growth believed that a controlling stake in an inactive shell company was fairly valued at $425,000 and what was the basis of that belief.

In addition, please clarify if Halter or any of its affiliates had a material relationship with any of First Growth’s shareholders prior to November 2007.

The Company notes the Staff’s comment and advises that the 87.5% interest purchased by Halter Financial Investments, L.P., “Halter Financial”, was fairly valued, as determined by Halter Financial, at $425,000. Halter Financial advised First Growth that its purchase price was based on the results of its research into the prices paid by other groups to acquire control positions in public companies that were inactive shell companies similarly situated as First Growth at the time Halter Financial acquired its position in First Growth. Halter Financial also advised that the price paid was based on arms-length negotiations with the management of First Growth.

The Company further advises the Staff that neither Halter Financial nor its affiliates had a material relationship with any of First Growth’s shareholders prior to November 2007.

The Company respectfully advises the Staff that changes have been made on page 30 of Amendment No. 2:-

“Halter Financial and the then serving members of the Board of Directors of First Growth entered into arm’s length negotiations regarding the acquisition of Halter Financial’s ownership interest. The amount paid was based on the business prospects of First Growth and the perceived value of a control position in similarly situated publicly-traded shell corporations. The transaction closed on November 16, 2007. As a result of the transaction, Halter Financial held 14,000,000 shares, equivalent to 951,996 post-split shares, or 87.5% of our 16,000,000 shares, equivalent to 1,087,994 post-split shares, of common stock then outstanding following the completion. The 87.5% interest purchased by Halter Financial was fairly valued at $425,000. Halter Financial advised First Growth that its purchase price was based on the results of its research into the prices paid by other groups to acquire control positions in publicly-traded shell companies similarly situated as First Growth at the time Halter Financial acquired its position in First Growth. The Stock Purchase Agreement also required our Board of Directors to declare and pay a special cash dividend of $0.21, $3.088 post-split, per share to our shareholders on November 19, 2007. Halter Financial did not participate in such dividend. The dividend was payable to shareholders of record on November 15, 2007, which was prior to the date the shares were issued to Halter Financial under the Stock Purchase Agreement. The dividend payment date was November 19, 2007. The dividend was payable to our shareholders who held 2,000,000 shares, equivalent to 135,999 post-split shares, of our common stock and resulted in a total dividend distribution of $420,000. The funds for the dividend came from the $425,000 proceeds received from the sale of common stock to Halter Financial. Mr. Richard Crimmins was appointed as an officer and director of First Growth at the request of Halter Financial as a result of the change in control transaction whereby Halter Financial became First Growth’s principal shareholder. Richard Crimmins is neither an officer, director nor shareholder of Halter Financial. Prior to November 2007, neither Halter Financial nor its affiliates had a material relationship with any of First Growth’s shareholders.”

12.
Also, please revise to disclose whether and how Halter Financial's equity investment in First Growth in November 2007 was anticipated by or related to Halter Financial's engagement to provide consulting services in connection with Bright Stand's acquisition of First Growth, which occurred in March 2008.

The Company notes the Staff’s comment and advises the Staff that there is no correlation between the decision of Bright Stand to engage HFG International, Limited to provide consulting services to Bright Stand and the decision of Halter Financial to acquire a control position in First Growth.

The Company respectfully advises the Staff that changes have been made on page 31 of Amendment No. 2:-

“Corporate Reorganization Transactions

HFG International, Limited, an affiliate of Halter Financial, was engaged by Bright Stand to provide consulting services related to Bright Stand’s efforts to complete a combination transaction with a US domiciled publicly-traded “shell corporation” and other post transaction matters. HFG International, Limited introduced Bright Stand to First Growth. There is no correlation between the decision of Bright Stand to engage HFG International, Limited to provide consulting services to Bright Stand and the decision of Halter Financial to acquire a control position in First Growth. After a diligence review by counsel for Bright Stand, the principal shareholder of Bright Stand elected to enter into the exchange transaction contemplated by the equity transfer agreement filed as Exhibit 10.2 to the Registration Statement of which this prospectus is a part.”

13.
We note your response to comment 39 of our letter dated June 11, 2008. Please clarify the extent to which you have sufficient production capacity to expand at the same rate that you may increase your sales network.

The Company notes the Staff's comment and advises that the Company expects to purchase new facilities to generate sufficient production capacity and expand at roughly the same rate that it may increase its sales network.

The Company respectfully advises the Staff that changes have been made on page 38 of Amendment No. 2:-

“We are constantly considering increasing and funding our sales network into new geographic areas. We expect to purchase new facilities to generate sufficient production capacity and expand at roughly the same rate as we expect to increase our sales network. We shall fund the cost of increasing our sales network internally as we recruit more sales representatives. However, we do not have any definite plan yet to purchase new production facilities or expand our sales network.”

14.	We note your response to comment 40 of our letter dated June 11, 2008. Please revise to disclose the material terms of contracts with named executive officers and file the agreements as exhibits.

The Company notes the Staff's comment and advises that the material terms of contracts with Mr. Gao Zhentao, Mr. Han Chengxiang and Mr. Hu Gang are as follows:-

In respect of Mr. Gao Zhentao:-

The Company entered into an employment contract with Gao Zhentao, the Chief Executive Officer (CEO) of the Company on June 13, 2008. The employment agreement was effective as of March 12, 2008, the date Mr. Gao was appointed CEO, and has an initial term of three years, “Mr. Gao’s Initial Term”. Following Mr. Gao’s Initial Term, the agreement may be extended on an annual basis by agreement of the parties. As the principal executive officer, Mr. Gao is responsible for the overall management of the Company. Mr. Gao will receive an annual base salary of RMB1,200,000, which will be reviewed on an annual basis by the compensation committee of the Company’s board of directors, plus an annual discretionary bonus, as determined by the compensation committee of the Company’s board of directors, and separation benefits. During Mr. Gao’s employment, he will be entitled to insurance and other benefits including, among others, medical and disability coverage and life insurance as are afforded to other senior executives of the Company. By entering into the employment agreement, Mr. Gao agreed to a 12-month non-competition clause post termination.

In respect of Mr. Han Chengxiang

Mr. Han Chengxiang, was appointed Director of the Company and member of the Nominating Committee of the Company on June 13, 2008. Mr. Han is currently the Chief Production Officer of the Company. Prior to joining the Company, Mr. Han served as the Chief Production Officer of PRC Yuhe from 1998 to 2008. Pursuant to an employment agreement entered into by the Company with Mr. Han, dated June 13, 2008, Mr. Han is receiving an annual salary of US$17,142 and is entitled to PRC statutory holidays, and leave for maternity, marriage and mourning with pay in accordance with relevant government laws and regulations.

In respect of Mr. Hu Gang

On June 13, 2008, Mr. Hu Gang, aged 33, was appointed the Chief Financial Officer (CFO) of the Company. The Company has entered into an employment agreement with Mr. Hu, effective as of June 13, 2008, his appointment date, which has an initial term of three years, “Mr. Hu’s Initial Term”. Following Mr. Hu’s Initial Term, the agreement may be extended on an annual basis by agreement of the parties. As the principal financial officer, Mr. Hu is responsible for the financial management of the Company. Mr. Hu will receive an annual base salary of RMB1,000,000 during the first year, RMB 1,500,000 during the second year, and RMB 1,800,000 during the third year, of Mr. Hu’s Initial Term. In addition, the agreement provides for an annual discretionary bonus, as determined by the compensation committee of the Company’s board of directors, stock options and separation benefits. By entering into the employment agreement, Mr. Hu agreed to a 12-month non-competition clause post termination.

The Company respectfully advises the Staff that changes have been made on pages 41 and 42 of Amendment No. 2:-

“Executive Officers

Gao Zhentao

… Mr. Gao’s employment agreement was effective as of March 12, 2008, the date Mr. Gao was appointed CEO, and has an initial term of three years, “Mr. Gao’s Initial Term”. Following Mr. Gao’s Initial Term, the agreement may be extended on an annual basis by agreement of the parties. As the principal executive officer, Mr. Gao is responsible for our overall management. Mr. Gao will receive an annual base salary of RMB1,200,000, which will be reviewed on an annual basis by the compensation committee of our board of directors, plus an annual discretionary bonus, as determined by the compensation committee of our board of directors, and separation benefits. During Mr. Gao’s employment, he will be entitled to insurance and other benefits including, among others, medical and disability coverage and life insurance as are afforded to other of our senior executives. By entering into the employment agreement, Mr. Gao agreed to a 12-month non-competition clause post termination.

Han Chengxiang has been our Chief Production Officer since March 12, 2008. Prior to joining us, Mr. Han served as the Chief Production Officer of PRC Yuhe from 1998 to 2008. Prior to joining PRC Yuhe in 1998, Mr. Han served as the vice factory manager and then the factory manager of Weifang Zhonglianghua Food Co., Ltd. from 1996 to 1998. Prior to that, Mr. Han served as the chief production officer and then the vice factory manager of Weifang Broiler Group Co., Ltd. from 1990 to 1996. Mr. Han Chengxiang, was appointed Director of the Company and member of the Nominating Committee of the Company on June 13, 2008. Pursuant to an employment agreement entered into by us with Mr. Han, dated June 13, 2008, Mr. Han is receiving an annual salary of US$17,142 and is entitled to PRC statutory holidays, and leave for maternity, marriage and mourning with pay in accordance with relevant government laws and regulations.

Hu Gang has been our Chief Financial Officer since June 13, 2008. Prior to joining us, Mr. Hu was the Chief Financial Officer of Sino-Gas International Holding Inc from October 2007 to March 2008. Prior to that, between August 2004 and October 2007, Mr. Hu served as the Finance Director of FedExKinkos’ Greater China operations. Between August 2002 and July 2004, Mr. Hu served as the accounting supervisor and group leader of DuPont China Holding Ltd. Mr. Hu graduated from Shanghai Finance and Economics University, PRC, with a B.A in International Accounting.

We entered into an employment agreement with Mr. Hu, effective as of June 13, 2008, his appointment date, which has an initial term of three years, “Mr. Hu’s Initial Term”. Following Mr. Hu’s Initial Term, the agreement may be extended on an annual basis by agreement of the parties. As the principal financial officer, Mr. Hu is responsible for our financial management. Mr. Hu will receive an annual base salary of RMB1,000,000 during the first year, RMB 1,500,000 during the second year, and RMB 1,800,000 during the third year, of Mr. Hu’s Initial Term. In addition, the agreement provides for an annual discretionary bonus, as determined by the compensation committee of our board of directors, stock options and separation benefits. By entering into the employment agreement, Mr. Hu agreed to a 12-month non-competition clause post termination.”

The Company further advises that the employment agreements for Mr. Gao Zhentao and Mr. Hu Gang both dated June 13, 2008 were filed as exhibits to its current report on Form 8-K filed on June 13, 2008.

In respect of the employment agreement for Mr. Han Chengxiang, the Company respectfully advises that a copy of the translation of Mr. Han Chengxiang’s employment agreement dated December 1, 1998 with PRC Yuhe and his employment agreement with the Company dated June 13, 2008 are filed as exhibits 10.26 and 10.27 to Amendment No. 2.

15.	Please incorporate your response to comment 41 of our letter dated June 11, 2008 in the registration statement. Specifically, please revise to clarify that the Yu He brand is not a consumer brand.

Also, please clarify the meaning of “end users”.

The Company notes the Staff's comment and advises that the Company does not consider “Yu He” to be a consumer brand because it is not well recognized by consumers who purchase chickens in retail food markets, although this brand is recognized by end users who raise broilers for sale. The Company further advises that “end users” are those who raise broilers to market size for sale to consumer, retail food markets and restaurants.

The Company respectfully advises the Staff that changes have been made on pages 8 and 39 of Amendment No. 2.

On page 8:-

“On the other hand, PRC Yuhe is the registered owner of two PRC trademarks, one consisting of the stylized Chinese characters “Yu He” and accompanying logo in live agricultural products, while the other consisting of the stylized Chinese characters of “Yu He” and accompanying English Characters “Y H”. PRC Yuhe and Taihong have no other intellectual property protection for their brand of day-old broiler, nor do they have any intellectual property protection covering their production processes. The registration period for both trademarks is ten years and will expire on April 6, 2010 and October 27, 2015. While trademark registration can be renewed in the PRC, it is not certain that such registration can be successfully renewed or what effective remedies we would have against competitors who use the name “Yuhe” for their chicken products in the PRC. We do not consider “Yu He” to be a consumer brand because it is not well recognized by customers who purchase chickens in retail food markets, although this brand is recognized by end users who raise broilers to market size for sale to customers, retain food markets and restaurants.”

On page 39:-

“PRC Yuhe is the registered owner of two PRC trademarks consisting of the stylized Chinese characters “Yu He” and accompanying logo in live agricultural products. The registration period is ten years and the expiry dates for the two trademarks are October 27, 2015 and April 6, 2010, respectively. In the PRC, trademark registrations can be indefinitely renewed for ten-year periods. As the registrant of these two trademarks, PRC Yuhe has the exclusive legal right to use each trademark within the PRC on the goods for which it is registered. PRC Yuhe has the right to prevent others from using a confusingly similar mark on any good which is similar to any of those for which these two trademarks are registered. Through a license agreement with PRC Yuhe, Taihong has the license to use the same trademarks. PRC Yuhe and Taihong have no other patents, trademarks, other licenses, franchises, concessions or royalty agreements. We do not consider “Yu He” to be a consumer brand because it is not well recognized by customers who purchase chickens in retail food markets, although this brand is recognized by end users who raise broilers to market size for sale to customers, retail food markets and restaurants.”

Management, page 44

16.
We note your responses to comments 45 and 46 of our letter dated June 11, 2008. Please clarify the approximate percentages of Mr. Gao’s professional time as shared between Yuhe and his executive director role to Yuhe Group. Also, please briefly describe the Yuhe Group’s business.

The Company notes the Staff's comment and advises that other than spending approximately four hours per week, or approximately 10% of his professional time, as executive director of Yuhe Group, Mr. Gao is employed full time by the Company as the Chief Executive Officer and Chairman.

In relation to the business of the Yuhe Group, the Company has been advised by Yuhe Group of the following information. Yuhe Group is located in Hanting District, Weifang, Shandong. Yuhe Group is a large-scale private enterprise, which engages in the business of raising commercial chickens and slaughtering broilers. All of Yuhe Group’s production facilities are introduced from countries such as Germany, South Korea, USA, Japan, and Holland. Yuhe Group implements standards for production of foods exported to Japan and the European Union. In addition, Yuhe Group adopts the Hazard Analysis and Critical Control Point, “HACCP”, system in its design and production. Yuhe Group’s raw materials are provided by rural broiler raisers. These chickens are to be safe and carry no drug residues. In the same industry, Yuhe Group was the first enterprise that passed ISO9001, ISO14001 and HACCP. Yuhe Group is not a customer of PRC Yuhe.

The Company respectfully advises the Staff that changes have been made on page 41 of Amendment No. 2:

“Other than spending approximately 4 hours per week or approximately 10% of his professional time, as executive director of Yuhe Group, Mr. Gao Zhentao is employed full time by the Company as the Chief Executive Officer and Chairman.”

"Executive Officers"

Gao Zhentao Mr. Gao has been our Chief Executive Officer and Chairman of our Board of Directors since March 12, 2008. Prior to joining us, Mr. Gao served as the Chief Executive Officer and Chairman of the Board of Directors of PRC Yuhe from 1996 to 2008. He was one of the co-founders of PRC Yuhe and Taihong. Mr. Gao is a member of the Agricultural Work Committee of the Weifang City People’s Congress and a member of the Standing Committee of the Hanting District People’s Congress. Mr. Gao has also served as the vice-chairman of the Shandong Province Farming Association since 2006, and as vice-chairman of the Poultry Subcommittee of the National Farming Association of China since 2007. Mr. Gao is the controlling shareholder, legal representative and executive director of the Yuhe Group and holds 80% of Yuhe Group’s shares.

Yuhe Group is a large-scale private enterprise, which engages in the business of raising commercial chickens and slaughtering broilers. All of Yuhe Group’s production facilities are introduced from countries such as Germany, South Korea, USA, Japan, and Holland. Yuhe Group implements standards for production of foods exported to Japan and the European Union. In addition, Yuhe Group adopts the Hazard Analysis and Critical Control Point, “HACCP”, system in its design and production. Yuhe Group’s raw materials are provided by rural broiler raisers. We believe these chickens are to be safe and carry no drug residues. In the same industry, Yuhe Group was the first enterprise that passed ISO9001, ISO14001 and HACCP. Yuhe Group is not a customer of PRC Yuhe.”

Executive Compensation, page 47

17.
We note your response to comment 47 of our letter dated June 11, 2008. Please disclose the employment terms with “key employees”, or advise. See Item 401(c) of Regulation S-K. We note that the employment agreements filed as exhibits only refer to industry schedules and do not provide actual salary amounts.

The Company notes the Staff's comment and advises that the employment terms of the “key employees’, i.e. (i) Mr. Gao Zhentao, (ii) Mr. Han Chengxiang, (iii) Mr. Hu Gang and (iv) Mr. Jiang Yingjung are as follows:-

(i) Mr. Gao Zhentao

The Company entered into an employment contract with Gao Zhentao, the Chief Executive Officer (CEO) of the Company on June 13, 2008. The employment agreement was effective as of March 12, 2008, the date Mr. Gao was appointed CEO, and has an initial term of three years, “Mr. Gao’s Initial Term”. Following Mr. Gao’s Initial Term, the agreement may be extended on an annual basis by agreement of the parties. As the principal executive officer, Mr. Gao is responsible for the overall management of the Company. Mr. Gao will receive an annual base salary of RMB1,200,000, which will be reviewed on an annual basis by the compensation committee of the Company’s board of directors, plus an annual discretionary bonus, as determined by the compensation committee of the Company’s board of directors, and separation benefits. During Mr. Gao’s employment, he will be entitled to insurance and other benefits including, among others, medical and disability coverage and life insurance as are afforded to other senior executives of the Company. By entering into the employment agreement, Mr. Gao agreed to a 12-month non-competition clause post termination.

(ii)Mr. Han Chengxiang

Mr. Han Chengxiang, was appointed Director of the Company and member of the Nominating Committee of the Company on June 13, 2008. Mr. Han is currently the Chief Production Officer of the Company. Prior to joining the Company, Mr. Han served as the chief production officer of PRC Yuhe from 1998 to 2008. Pursuant to an employment agreement entered into by the Company with Mr. Han, dated June 13, 2008, Mr. Han is receiving an annul salary of US$17,142 and is entitled to PRC statutory holidays, and leave for maternity, marriage and mourning with pay in accordance with relevant government laws and regulations.

(iii) Mr. Hu Gang

On June 13, 2008, Mr. Hu Gang, aged 33, was appointed the Chief Financial Officer (CFO) of the Company. The Company has entered into an employment agreement with Mr. Hu, effective as of June 13, 2008, his appointment date, which has an initial term of three years, “Mr. Hu’s Initial Term”. Following Mr. Hu’s Initial Term, the agreement may be extended on an annual basis by agreement of the parties. As the principal financial officer, Mr. Hu is responsible for the financial management of the Company. Mr. Hu will receive an annual base salary of RMB1,000,000 during the first year, RMB 1,500,000 during the second year, and RMB 1,800,000 during the third year, of Mr. Hu’s Initial Term. In addition, the agreement provides for an annual discretionary bonus, as determined by the compensation committee of the Company’s board of directors, stock options and separation benefits. By entering into the employment agreement, Mr. Hu agreed to a 12-month non-competition clause post termination.

(iv) Mr. Jiang Yingjun

Mr. Jiang was appointed the Chief Accounting Officer of the Company and he is receiving an annual salary of US$12,000 pursuant to an employment agreement entered into by the Company with Mr. Jiang, dated June 13, 2008. In addition, Mr. Jiang is eligible for an annual discretionary bonus, as determined by the compensation committee of the Company’s board of directors. Mr. Jiang is entitled to PRC statutory holidays, and leave for maternity, marriage and mourning with pay in accordance with relevant government laws and regulations.

(v)  Mr. Tan Yi

Mr. Tan was appointed as a Marketing Director in the Sales Department of PRC Yuhe. Pursuant to an employment agreement entered into by PRC Yuhe with Mr. Tan, dated March 10, 2006, Mr. Tan is receiving a monthly salary of RMB 10,000.00. Mr. Tan is entitled to PRC statutory holidays and leave for maternity, marriage and mourning with pay in accordance with relevant government laws and regulations.

(vi) Ding Wengui

Mr. Ding was appointed as a Chief Technology Officer of PRC Yuhe. Pursuant to an employment agreement entered into by PRC Yuhe with Mr. Ding, dated July 11, 2005, Mr. Ding is receiving a monthly salary of RMB 8,000.00. Mr. Ding is entitled to PRC statutory holidays and leave for maternity, marriage and mourning with pay in accordance with relevant government laws and regulations.

(vii) Chiao Beijing

Mr. Chiao was employed as a Production Manager of PRC Yuhe. Pursuant to an employment agreement entered into by PRC Yuhe with Mr. Chiao, dated July 10, 2001, Mr. Chiao is receiving a monthly salary of RMB 8,000.00. Mr. Chiao is entitled to PRC statutory holidays and leave for maternity, marriage and mourning with pay in accordance with relevant government laws and regulations.

(viii) Wang Jianbo

Mr. Wang was employed as a Sales Manager of Taihong. Pursuant to an employment agreement entered into by Taihong with Mr. Wang, dated December 25, 2000, Mr. Wang is receiving a monthly salary of RMB 6,000.00. Mr. Wang is entitled to PRC statutory holidays and leave for maternity, marriage and mourning with pay in accordance with relevant government laws and regulations.

(ix) Gao Aiping

Ms. Gao was employed as a Technician of Taihong. Pursuant to an employment agreement entered into by Taihong with Ms. Gao, dated July 15, 2000, Ms. Gao is receiving a monthly salary of RMB 3,500.00. Ms. Gao is entitled to PRC statutory holidays and leave for maternity, marriage and mourning with pay in accordance with relevant government laws and regulations.

In respect of Mr. Richard Crimmins and Ms. Pam Jowett, the Company advises that neither Richard Crimmins nor Pam Jowett entered into any employment agreement with First Growth.

The Company respectfully advises the Staff that changes have been made on page 45 of Amendment No. 2:-

“(i) Mr. Gao Zhentao

We entered into an employment contract with Gao Zhentao, our Chief Executive Officer (CEO) on June 13, 2008. The employment agreement was effective as of March 12, 2008, the date Mr. Gao was appointed CEO, and has an initial term of three years, “Mr. Gao’s Initial Term”. Following Mr. Gao’s Initial Term, the agreement may be extended on an annual basis by agreement of the parties. As the principal executive officer, Mr. Gao is responsible for our overall management. Mr. Gao will receive an annual base salary of RMB1,200,000, which will be reviewed on an annual basis by the compensation committee of our board of directors, plus an annual discretionary bonus, as determined by the compensation committee of our board of directors, and separation benefits. During Mr. Gao’s employment, he will be entitled to insurance and other benefits including, among others, medical and disability coverage and life insurance as are afforded to other of our senior executives. By entering into the employment agreement, Mr. Gao agreed to a 12-month non-competition clause post termination.

(ii)Mr. Han Chengxiang

Mr. Han Chengxiang, was appointed Director and member of the Nominating Committee on June 13, 2008. Mr. Han is currently our Chief Production Officer. Prior to joining us, Mr. Han served as the chief production officer of PRC Yuhe from 1998 to 2008. Pursuant to an employment agreement entered into by the Company with Mr. Han, dated June 13, 2008, Mr. Han is receiving an annual salary of US$17,142 and is entitled to PRC statutory holidays, and leave for maternity, marriage and mourning with pay in accordance with relevant government laws and regulations.

(iii) Mr. Hu Gang

On June 13, 2008, Mr. Hu Gang, aged 33, was appointed our Chief Financial Officer (CFO). We entered into an employment agreement with Mr. Hu, effective as of June 13, 2008, his appointment date, which has an initial term of three years, “Mr. Hu’s Initial Term”. Following Mr. Hu’s Initial Term, the agreement may be extended on an annual basis by agreement of the parties. As the principal financial officer, Mr. Hu is responsible for our financial management. Mr. Hu will receive an annual base salary of RMB1,000,000 during the first year, RMB 1,500,000 during the second year, and RMB 1,800,000 during the third year, of Mr. Hu’s Initial Term. In addition, the agreement provides for an annual discretionary bonus, as determined by the compensation committee of our board of directors, stock options and separation benefits. By entering into the employment agreement, Mr. Hu agreed to a 12-month non-competition clause post termination.

(iv) Mr. Jiang Yingjun

Mr. Jiang was appointed our Chief Accounting Officer and he is receiving an annual salary of US$12,000 pursuant to an employment agreement entered into by us with Mr. Jiang, dated June 13, 2008. In addition, Mr. Jiang is eligible for an annual discretionary bonus as determined by the compensation committee of our board of directors. Mr. Jiang is entitled to PRC statutory holidays, and leave for maternity, marriage and mourning with pay in accordance with relevant government laws and regulations.

(v)  Mr. Tan Yi

Mr. Tan was appointed as a Marketing Director in the Sales Department of PRC Yuhe. Pursuant to an employment agreement entered into by PRC Yuhe with Mr. Tan, dated March 10, 2006, Mr. Tan is receiving a monthly salary of RMB 10,000.00. Mr. Tan is entitled to PRC statutory holidays and leave for maternity, marriage and mourning with pay in accordance with relevant government laws and regulations.

(vi) Ding Wengui

Mr. Ding was appointed as a Chief Technology Officer of PRC Yuhe. Pursuant to an employment agreement entered into by PRC Yuhe with Mr. Ding, dated July 11, 2005, Mr. Ding is receiving a monthly salary of RMB 8,000.00. Mr. Ding is entitled to PRC statutory holidays and leave for maternity, marriage and mourning with pay in accordance with relevant government laws and regulations.

(vii) Chiao Beijing

Mr. Chiao was employed as a Production Manager of PRC Yuhe. Pursuant to an employment agreement entered into by PRC Yuhe with Mr. Chiao, dated July 10, 2001, Mr. Chiao is receiving a monthly salary of RMB 8,000.00. Mr. Chiao is entitled to PRC statutory holidays and leave for maternity, marriage and mourning with pay in accordance with relevant government laws and regulations.

(viii) Wang Jianbo

Mr. Wang was employed as a Sales Manager of Taihong. Pursuant to an employment agreement entered into by Taihong with Mr. Wang, dated December 25, 2000, Mr. Wang is receiving a monthly salary of RMB 6,000.00. Mr. Wang is entitled to PRC statutory holidays and leave for maternity, marriage and mourning with pay in accordance with relevant government laws and regulations.

(ix) Gao Aiping

Ms. Gao was employed as a Technician of Taihong. Pursuant to an employment agreement entered into by Taihong with Ms. Gao, dated July 15, 2000, Ms. Gao is receiving a monthly salary of RMB 3,500.00. Ms. Gao is entitled to PRC statutory holidays and leave for maternity, marriage and mourning with pay in accordance with relevant government laws and regulations.

In respect of Mr. Richard Crimmins and Ms. Pam Jowett, neither Richard Crimmins nor Pam Jowett entered into any employment agreement with First Growth.”

18.
We note your responses to comments 49 and 50 of our letter dated June 11, 2008 regarding the company’s discretionary annual bonuses. It is unclear what component of bonus is discretionary, as it appears that Mr. Gao’s bonus is set at 1% of net tax income beyond $9 million. Please revise accordingly.

The Company notes the Staff's comment and advises that the compensation committee will determine the discretionary annual bonus to be paid to Mr. Gao if the Company has exceeded the after tax net income target of $9 million, by providing Mr. Gao with a cash bonus amount equivalent to 0.5% to 1.5% of the amount by which our after tax net income exceeds $9 million.

The Company respectfully advises the Staff that changes have been made on page 43 of Amendment No. 2:-

“Our board of directors has appointed a compensation committee on June 13, 2008. Our compensation committee comprises three members and is responsible for the administration of all salary, bonus and incentive compensation plans for our officers and key employees. The compensation committee will also determine the discretionary annual bonus to be paid to Mr. Gao if we exceed the after tax net income target of $9 million, by providing Mr. Gao with a cash bonus amount equivalent to 0.5 to 1.5% of the amount by which our after tax net income exceeds $9 million. The factors that the compensation committee will consider in determining Mr. Gao’s bonus will be revenue increase as well as the survival rate, productivity and hatching rate of the broilers. The members of our compensation committee are Liu Yaojun, Peter Li and Greg Huett.”

Related Party Transactions, page 50

19.
We note your response to comment 51 of our letter dated June 11, 2008 that Mr. Gao does not have any affiliations with competitors, suppliers, distributors, and similar companies. With a view to disclosure, advise us whether Mr. Gao is no longer a director at Hexing Green Agriculture Co., Ltd., Shandong Yuhe Food Co., Ltd., Shandong Yuhe New Agriculture Academy of Sciences, and Weifang Hexing Breeding Co., Ltd.

The Company notes the Staff’s comment and advises that while Mr. Gao is a director at Shandong Yuhe Food Co., Ltd, he is not a director at Hexing Green Agriculture Co., Ltd., Shandong Yuhe New Agriculture Academy of Sciences, and Weifang Hexing Breeding Co., Ltd.

The Company respectfully advises the Staff that changes have been made on page 47 of Amendment No. 2.

“Mr. Gao is the controlling shareholder, legal representative and executive director of the Yuhe Group, holding 80% of its shares. Mr. Gao does not have any affiliation or relationship with any of our competitors, suppliers, customers, distributors and similar companies, including without limitation, Hexing Green Agriculture Co., Ltd., Shandong Yuhe New Agriculture Academy of Sciences, and Weifang Hexing Breeding Co., Ltd.”

20.
Please disclose all the material terms of the “Loans to Companies in which Former Owner of PRC Yuhe Served as a Director.” It is unclear what the three right hand columns of the table on page 50 designate. For example, it is unclear if they designate year-end balances of lines of credit. Also, please file these agreements as exhibits.

The Company notes the Staff’s comments and advises that the terms “Loans to Companies in which Former Owner of PRC Yuhe served as a Director” are unsecured, interest free loans, and have no fixed repayment dates. They are an accumulation of various trade transactions, payments on behalf of the related companies and advances to the related companies for working capital purposes. There are no agreements signed between the related companies and, therefore, no exhibits have been filed.

The Company further advises that the three right hand columns represent outstanding principal balance as of period end. The Company respectfully advises that changes have been made to the table of the related party transactions to reflect the period end balance as follows and disclosed under the section of “Transactions with Related Persons” on page 48 of Amendment No. 2:-

Related Party	Terms	Yuhe International, Inc. Balance as at June 30, 2008	PRC Yuhe Balance as at December 31, 2007	PRC Yuhe Balance as at December 31, 2006

Loans to Former Owners of PRC Yuhe

Mr. Gao Zhentao, Director and former owner of PRC Yuhe	Unsecured, interest free loan, has no fixed repayment date. Balance was repaid on February 19, 2008.	$-	$74,125	$-

Mr. Gao Zhenbo, Director of PRC Yuhe and former owner of Taihong	Unsecured, interest free loan, has no fixed repayment date. Balance was repaid on February 19, 2008.	$-	$76,716	$-

Mr. Tan Yi, Director of PRC Yuhe	Unsecured, interest free loan, has no fixed repayment date. Balance was repaid on February 19, 2008.	$-	$78,092	$-

Due from directors shown under non-current assets in balance sheet		$-	$228,933	$-

Loans to Companies in which Former Owner of PRC Yuhe Served as a Director

Hexing Green Agriculture Co., Ltd, a company in which Mr. Gao Zhentao served as a director	Unsecured, interest free loan, has no fixed repayment date. For working capital purposes.	$75,560	$70,990	$66,419

Shandong Yuhe Food Co., Ltd., a company in which Mr. Gao Zhentao served as a director	Unsecured, interest free loan, has no fixed repayment date. For working capital purposes.	$3,818,695	$5,617,363	$4,015,833

Shandong Yuhe New Agriculture Academy of Sciences, a company in which Mr. Gao Zhentao served as a director	Unsecured, interest free loan, has no fixed repayment date. For working capital purposes.	$51,498	$48,384	$45,268

Weifang Hexing Breeding Co., Ltd., a company in which Mr. Gao Zhentao served as a director	Unsecured, interest free loan, has no fixed repayment date. For working capital purposes. The balance was repaid by March 31, 2008.	$-	$53,723	$-

Weifang Jiaweike Food Co., Ltd., a company in which Mr. Gao Zhentao served as a director	Unsecured, interest free loan, has no fixed repayment date. For working capital purposes.	$26	$26	$-

Due from related companies shown under non-current assets on balance sheet		$3,945,779	$5,790,486	$4,127,520

Loan to Shareholder of Yuhe International

Mr. Yamamoto, a shareholder of Yuhe International	Unsecured, interest free loan, has no fixed repayment date.	$15,000	$-	$-

Due from shareholder recorded under current assets on balance sheet		$15,000	$-	$-

Loans from Companies in which Former Owner of PRC Yuhe Served as a Director

Weifang Hexing Breeding Co., Ltd, a company in which Mr. Gao Zhentao served as a director	Unsecured, interest free loan, has no fixed repayment date. For working capital purposes. Balance was repaid on June 30, 2007.	$-	$-	$1,879,785

Weifang Hexing Breeding Co., Ltd, a company in which Mr. Gao Zhentao served as a director	Unsecured, interest free loan, has no fixed repayment date. For working capital purposes. Balance was repaid on June 30, 2007.	$-	$-	$687,954

Weifang Hexing Breeding Co., Ltd, a company in which Mr. Gao Zhentao served as a director	Unsecured, interest free loan, has no fixed repayment date. For working capital purposes.	$492,956	$-	$-

Others	Unsecured, interest free loan, has no fixed repayment date. For working capital purposes.	$24,444	$-	$-

Due to related companies in which Former Owner of PRC Yuhe Served as a Director		$517,400	$-	$2,567,739

Loan from Bright Stand International Limited

Bright Stand International Limited, a company in which Mr. Gao Zhentao served as a director	Unsecured, interest free loan, has no fixed repayment date. The Balance was eliminated upon consolidation between Yuhe International and Bright Stand as a result of the reverse merger.	$-	$1,000,000	$-

Loan from Bright Stand International Limited		$-	$1,000,000	$-

Due to related companies shown under current liability on balance sheet		$517,400	$1,000,000	$2,567,739

21.	Please describe the business purpose of the loans that Yuhe made to other entities.

The Company notes the Staff’s comments and respectfully advises that in previous years when the Company needed working capital, the Company received advances from related companies and related companies also paid some expenses on behalf of the Company. At December 31, 2006, the accumulated due to related companies amounted to $2,567,739.

The amounts due from related parties are an accumulation of some trade transactions and advances to related companies for working capital purposes. There are no agreements signed between the related companies and no fixed repayment dates, although the lenders have the right to demand repayment in full at any time.

The Company respectfully advises that changes have been made on page 47 of Amendment No. 2:-

“In previous years when we needed working capital, we received advances from time to time from related companies and related companies also paid some expenses on our behalf. At December 31, 2006, the accumulated amount due to related companies was $2,567,739. We provided advances to and paid some expenses for other related parties when they needed working capital. The related parties serve as a source of temporary financing for each other in order to save on significant interest expenses.

The amounts due from related parties are an accumulation of some trade transactions and advances to related companies for working capital purposes. There are no agreements signed between the related companies and no fixed repayment dates, although the lenders have the right to demand repayment in full at anytime.”

Selling Stockholders, page 53

22.	We note that Halter Financial Investments, L.P., and Halter Financial Group, L.P., may be considered affiliates of a registered broker-dealer, WLT Brothers Capital, Inc. Please state whether:-

•	they purchased their securities in the ordinary course of business, and

•	at the time of the purchase of the securities to be resold, they had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

In addition, please identify the "individuals" referenced on page 53 who own interests in both Halter Financial and WLT Brothers.

The Company notes the Staff’s comment and advises that Halter Financial Investments, L.P. and Halter Financial Group, L.P. represented to the Company that they purchased their securities in the ordinary course of business and that at the time of purchase of the securities to be resold, they had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

The Company further advises that the “individuals” referenced on page 53 are Timothy P. Halter, David Brigante, Marat Rosenberg and George Diamond.

The Company respectfully advises the Staff that changes have been made on page 51 of Amendment No. 2:-

“Halter Financial Investments, L.P. and Halter Financial Group, L.P. represented to the Company that they purchased their securities in the ordinary course of business and that at the time of purchase of the securities to be resold, they had no agreements or understandings, directly or indirectly, with any person to distribute the securities. We have been informed that Timothy P. Halter, David Brigante, Marat Rosenberg and George Diamond, who own the outstanding limited partnership interests of Halter Financial Investments, L.P., collectively own all outstanding shares of WLT Brothers Holdings, Inc., the parent company of WLT Brothers Capital, Inc., a registered broker dealer. We have further been informed that each shareholder of WLT Brothers Holdings, Inc. has signed an affidavit of non-involvement and is otherwise not involved in the management or operations of WLT Brothers Capital, Inc.”

Description of Capital Stock, page 58

23.
We note that you have granted registration rights to various holders of your equity instruments. Please provide in the footnotes to your financial statements the disclosures regarding registration payment arrangements set forth by paragraph 12 of FSP EITF 00-19-2, to the extent applicable.

The Company notes the Staff’s comment and advises that the Company has expanded the following description of the registration rights to various holders of our equity instruments under “Registration Rights” in note 21 to the Company’s financial statements for the six months ended June 30, 2008 and 2007 on pages F-54 to F-56 of Amendment No. 2:-

“Registration Rights

Registration Rights of Private Placement Investors

Concurrently with the execution of the Securities Purchase Agreement, the Company entered into a Registration Rights Agreement with the investors. With respect to the 99,999,992 shares, equivalent to 6,800,518 post-split shares, purchased by the investors at closing on March 12, 2008, the Company is required to file a resale registration statement on Form S-1 or any other appropriate form (i) within 60 days following the closing for purposes of registering the resale of these shares, (ii) within 15 days with respect to any additional registration statement, covering the 2008 make good shares or 2009 make good shares, as applicable, (iii) within 15 days with respect to any additional registration statements required to be filed due to SEC restrictions, (iv) within 30 days following the date on which we become eligible to utilize Form S-3 to register the resale of common stock, or (v) within 45 days following the date the 2008 make good shares or 2009 make good shares (the “Make Good Shares”) as defined in “Description of Business-Securities Purchase Agreement”, are delivered by Mr. Yamamoto to the investors.

Among other things, the Company will be required to pay the investors liquidated damages in cash if it fails to file a registration statement by the above filing deadlines or if it does not promptly respond to comments received from the SEC. The liquidated damages accrue at a rate of 0.5% per month of the aggregate investment proceeds received from the investors, capped at 5% of the total investment proceeds.

The Make Good Shares, when and if released from the escrow account to the investors, will also have registration rights. With respect to the Make Good Shares, the Company agreed to file a registration statement within 45 days following the respective delivery date of the Make Good Shares and make the registration statement effective no later than: (i) the 120th day, or the 150th day in the case that the SEC reviews and has written comments to such registration statement that would require the filing of a pre-effective amendment thereto with the SEC, following the delivery date; or (ii) the fifth trading day following the date on which the Company is notified by the SEC that the registration statement will not be reviewed or is no longer subject to further review and comments, whichever date is earlier.

The Company is required to keep the registration statement(s) effective during the entire effectiveness period of the registration rights, which commences on the effective date of the registration statement and ends on the earliest to occur of (a) the second anniversary of the date the registration statement becomes effective, (b) such time as all the shares covered by such registration statement have been publicly sold by the holders of such shares, or (c) such time as all of the shares covered by the registration statement may be sold by holders without volume restrictions pursuant to Rule 144.

In addition, the investors have piggy-back registration rights, pursuant to which, if at any time during the effectiveness period of the registration rights there is not an effective registration statement covering all the securities with registration rights and the Company determines to prepare and file with the SEC a registration statement relating to an offering for its own account or the account of others of any of its equity securities, other than on Form S-4 or S-8 or their equivalents relating to equity securities to be issued solely in connection with any acquisition of any equity issuable in connection with stock options or other employee benefit plans, then the Company should include the shares of the investors into the registration statement if the investors so request.

Registration Rights of Roth Capital, Inc. and WLT Brothers

In connection with the private placement on March 12, 2008, as part of the compensation to the placement agent, Roth Capital Partners, LLC, in connection with their services under the Securities Purchase Agreement, the Company issued to Roth Capital Partners, LLC and WLT Brothers Capital, Inc. warrants to acquire an aggregate of 6,999,999 shares (equivalent to 476,014 post-split shares) of common stock, exercisable at any time after the date falling 6 months after their issuance. The shares of common stock issuable upon the exercise of the warrants have registration rights.

Registration Rights of Halter Financial

Pursuant to the Common Stock Purchase Agreement dated November 6, 2007 by and between the Company and Halter Financial Investments, L. P., upon the demand of Halter Financial Investments, L.P. and/or Halter Financial Group, L.P., the Company is required to file a registration statement on Form S-3, or such other form if Form S-3 is unavailable, within 10 days covering the resale of the aggregate of 14,000,000 shares (equivalent to 951,996 post-split shares) of the Company’s common stock. In addition, Halter Financial has a piggy-back registration right pursuant to which, if the Company decides to register any of its common stock or securities convertible into or exchangeable for common stock under the Securities Act on a form which is suitable for an offering for cash or shares of the Company held by third parties and which is not a registration solely to implement an employee benefit plan, a registration statement on Form S-4 or a transaction to which Rule 145 or any other similar rule of the SEC is applicable, the Company will include the shares of Halter Financial into the registration statement if Halter Financial so requests.

Registration Rights of Other Shareholders

Pursuant to the Common Stock Purchase Agreement, dated November 6, 2007 as referenced above, certain other former officers, directors and holders of the Company’s shares of common stock have the rights to register up to 1,750,000 shares, equivalent to 119,001 post-split shares, of the Company’s common stock.

Total number of shares of common stock subject to registration rights of Halter Financial and other shareholders equals 1,070,997 post-split shares, which are shares received by former shareholders of First Growth Investors Inc. pursuant to the Share Exchange Agreement dated on March 12, 2008. Also, all other shareholders of the shell have registration rights except for 250,000 shares, equivalents to 16,997 post-split shares, which are publicly traded.”

Financial Statements
Condensed Consolidated Balance Sheets, page F-26

24.
We note from your response to prior comment 58 that substantially all of the Company’s customers are required to pay in advance before delivery of products. Please confirm to us that your captioned allowance of $17,677 relates to accounts receivable, rather than other receivables or notes receivables. If this amount does relate to accounts receivable, explain to us the requirement for carrying such a substantial allowance in comparison to your gross amounts receivable. In addition, disclose the amount of deferred revenue recorded at each balance sheet date for cash received in advance of delivery of products, or tell us where you have already disclosed the amounts.

The Company notes the Staff’s comment and advises that the Company has removed the allowance of $17,677 related to accounts receivable. The allowance related to a long outstanding debt which the Company has written off in 2006. Therefore, there is no allowance for doubtful accounts as of June 30, 2008 and December 31, 2007.

Since 2006, substantially all of the Company’s customers are required to pay in advance before delivery of products and the Company has already recorded such cash received in advance of delivery of products under the caption of Advances from Customers under current liabilities on the Balance Sheet.

The Company respectfully advises that changes have been made on page F-79 of Amendment No. 2:-

“Trade receivables

Trade receivables are recognized and carried at the original invoice amount less allowance for any uncollectible amounts. An estimate for doubtful accounts is made when collection of the full amount is no longer probable. Management adopted an allowance policy which provides an allowance equivalent to 30% of gross amount of accounts receivables due over 6 months and 60% of gross amount of accounts receivables due over 1 year. Full provision will be made for accounts receivables due over 2 years. Bad debts are written off as incurred. It is a common industry practice in the PRC that customers pay in advance prior to delivery of the products. As a result, the Company maintains a low level of trade receivables.

Note 7. Note receivables, net. page F-43

25.
We note your response to prior comment 70. Please revise your disclosures within this footnote and in your discussion of Liquidity and Capital Resources at page 22 to describe the terms of your note receivable arrangement with Weifang Shanhe Zhuzho Diecasting Material Co. Ltd. Please include the repayment provisions of the note and the manner in which you determined any related allowance. Please expand your discussion and analysis at page 22 to describe the business purpose for the interest-free loan, how you raised funds to provide the loan, and whether you intend to issue further loans in the future.

The Company notes the Staff’s comment and advises that the notes receivable from Weifang Shanhe Zhuzho Diecasting Material Co. Ltd., “Shanhe” is only a temporary arrangement to deal with the devaluation of the US dollars received from private placement in March 2008. Due to strict control over foreign exchange by the Chinese government, the Company had difficulty in exchanging the significant amount of US dollars raised in the private placement into Renminbi. Shanhe has the right to exchange foreign currency with no limit; therefore, the Company transferred the US dollars to Shanhe in order to exchange the funds into Renminbi in a timely manner to minimize the effect of US dollars devaluation. The Company did not provide any repayment terms or allowances for the note receivable from Shanhe because the Company believes that this is only a temporary arrangement and Shanhe will repay the balance to the Company in a short period. The Company does not have any further intention to enter into this kind of arrangement in future.

The note receivables - others mainly represents notes receivable incurred prior to 2006 and allowance of $424,067 was provided as of June 30, 2008.

The Company respectfully advises the Staff that changes have been made on pages F-44 and F45 of Amendment No. 2:-

“Note receivables, net consist of the following:

	June 30	December 31
	2008	2007

Weifang Shanhe Zhuzho Diecasting Material Co. Ltd.	$4,205,594	$-
Others	497,124	-
	4,702,718	-
Less : Allowances	(424,067)	-
	$4,278,651	$-

Note receivables are unsecured, interest free and have no fixed repayment date.

The notes receivable from Weifang Shanhe Zhuzho Diecasting Material Co. Ltd., (“Shanhe”) is only a temporary arrangement to deal with the devaluation of the US dollars received from our March 2008 private placement. Due to strict control over foreign exchange by the Chinese government, the Company had difficulty in exchanging the significant amount of US dollars raised in the private placement into Renminbi. Shanhe has the right to exchange foreign currency with no limit; therefore, the Company transferred the US dollars to Shanhe in order to exchange the funds into Renminbi in a timely manner to minimize the effect of US dollars devaluation. The Company did not provide any repayment terms or allowances for the note receivable from Shanhe because the Company believes that this is only a temporary arrangement and Shanhe will repay the balance to the Company in a short period. The Company does not have any further intention to enter into this kind of arrangement in future.

The note receivables - others mainly represents notes receivable incurred prior to 2006 and allowance of $424,067 was provided as of June 30, 2008.

Management provides for an allowance when collection of the full amount is no longer probable by establishing an allowance equivalent to 30% of gross amount of notes receivables due over 6 months and 60% of gross amount of notes receivables due over 1 year. Full provision will be made for notes receivables due over 2 years.

During the six months ended June 30, 2008 and 2007, the recovery of bad debts was $60,344 and $0 respectively.”

Weifang Yuhe Poultry Co., Ltd.

Notes to Consolidated Financial Statements, page F-66

26.	Please revise your typographical error at page F-66 by which your notes begin with the numbers 5 and 6.

The Company notes the Staff’s comment and respectfully advises that the typographical error has been revised on page F-77 of Amendment No. 2.

Note 14. Long-Term Liabilities, page F-78

27.	Please disclose whether your loans payable are denominated in U.S. dollars or Chinese renminbi.

The Company notes the Staff’s comment and advises that the loans payable are denominated in Chinese Renminbi.

The Company respectfully advises the Staff that changes have been made on page F-89 of Amendment No. 2:-

“Long-term liabilities

The long-term liabilities are denominated in Chinese Renminbi and are presented in US dollars as follows.”

Unaudited Pro Forma Consolidated Financial Statements, page F-96

28.
Please eliminate the presentation of the unaudited pro forma consolidated balance sheet as of December 31, 2007. Rule 11-02(c)(1) of Regulation S-X requires a pro forma balance sheet as of the end of the most recent period for which a consolidated balance sheet is required unless the transaction is already reflected in such balance sheet. Since the transactions are already reflected in your March 31, 2008 balance sheet, a pro forma balance sheet should not be presented.

The Company notes the Staff’s comment and advises that the presentation for the unaudited pro forma consolidated balance sheet as of December 31, 2007 has been deleted from Amendment No. 2.

Other matters

The Company respectfully advises that it has filed its quarterly report for the period ended June 30, 2008 on form 10-Q with the Commission on August 14, 2008.

The Company further advises that the following exhibits are filed with Amendment No. 2:-

(i)	Labour Contract dated December 1, 1998 entered into between Weifang Yuhe Poultry Co. Ltd. and Han Chengxiang

(ii)	Labour Contract dated June 13, 2008 entered into between Yuhe International, Inc. and Han Chengxiang

(iii)	Labour Contract dated June 13, 2008 entered into between Yuhe International, Inc. and Jiang Yingjun

(iv)	Supplemental Feed Purchase Agreement dated August 5, 2008 entered into between Weifang Taihong Feed Co., Ltd. And Weifang Yuhe Poultry Co., Ltd.

We thank the Staff for its continued courtesies. If the Staff needs any additional information or has further questions, please do not hesitate to contact me (852) 2292-2222 or my colleague Greg Papciak (206) 389-6097.

Sincerely,

/s/ Simon Luk

cc:	Yuhe International, Inc.
Greg Papciak